UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 57799/May 8, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13014

In the Matter of :	
:	
ADVANCED PRECISION TECHNOLOGY, INC., :	ORDER MAKING FINDINGS
(n/k/a EXACT IDENTIFICATION CORP.), :	AND REVOKING
ALTA GOLD CO., :	REGISTRATIONS BY
DECISIONLINK, INC., :	DEFAULT
ENVIRO ENERGY CORP., and :	
WAVO CORP. :	

SUMMARY

This Order revokes the registrations of registered securities of Respondents Advanced Precision Technology, Inc. (n/k/a Exact Identification Corp.) (Advanced Precision), Alta Gold Co. (Alta Gold), and Decisionlink, Inc. (Decisionlink) (collectively, Respondents).[1] The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on April 21, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for four or more years. All Respondents were served with the OIP by April 22, 2008, in accordance with 17 C.F.R. § 201.141(a)(2)(ii).[2] To date, none of the Respondents has filed an Answer to the OIP, due ten days

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[1] The proceeding against Enviro Energy Corp. has ended. Advanced Precision Tech., Inc., Exchange Act Release No. 57788 (May 7, 2008). Additionally, the Division of Enforcement has advised that it has reached an agreement in principle to a settlement with Wavo Corp.

[2] All Respondents were served with the OIP by USPS Express Mail attempted delivery, at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Advanced Precision (stock symbol EXCT) (CIK No. 844269)[3] is a Nevada corporation located in Lake Oswego, Oregon, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advanced Precision is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended March 31, 2001, which reported a net loss of $306,340 for the prior three months. The audit report accompanying Advanced Precision's Form 10-KSB for the period ended December 31, 1999, included a "going concern" paragraph based on the company's development stage status, sustained recurring losses, negative working capital and lack of operations. On March 25, 2002, the company changed its name to Exact Identification Corp. without disclosing that change in periodic reports or recording it in the Commission's EDGAR database, as required by Commission rules. As of April 15, 2008, the common stock of Advanced Precision was quoted on the Pink Sheets, had nine market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of Advanced Precision had an average daily trading volume of 5,206 shares for the six months ended March 7, 2008.

Alta Gold (stock symbol ATGDQ) (CIK No. 90350) is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Alta Gold is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999, which reported a net loss of $7,610,000, for the prior nine months. On April 14, 1999, Alta Gold filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Nevada. The proceeding was terminated on January 2, 2001. As of April 15, 2008, the common stock of Alta Gold was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of Alta Gold had an average daily trading volume of 16,056 shares for the six months ended March 7, 2008.

Decisionlink (stock symbol DLNKQ) (CIK No. 811014) is a void Delaware corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Decisionlink is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $6,251,359 for the prior nine months.

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

On December 6, 2001, Decisionlink filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Nevada. The proceeding was terminated on March 24, 2004. As of April 15, 2008, the common stock of Decisionlink was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of Decisionlink had an average daily trading volume of 80,322 shares for the six months ended March 7, 2008.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Advanced Precision Technology, Inc. (n/k/a Exact Identification Corp.), is REVOKED;

the REGISTRATION of the registered securities of Alta Gold Co., is REVOKED; and

the REGISTRATION of the registered securities of Decisionlink, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge